U.S. Securities and Exchange Commission
                Washington, D.C.  20549

             Notice of Exempt Solicitation

1.   Name of Registrant:  Telephone & Data Systems,
Inc.

2.   Name of person relying on exemption:  Strong
Capital Management, Inc.

3.   Address of person relying on exemption:  One
Hundred Heritage Reserve, P.O. Box 2936,
Milwaukee, Wisconsin  53201.

4. Written materials: Attached are written materials submitted pursuant to Rule 14a-6(g)(1) [Section 240.14a-6(g)(1)].

                     [STRONG LOGO]

               AN IMPORTANT MESSAGE FROM
           STRONG CAPITAL MANAGEMENT, INC...

             TO OUR FELLOW STOCKHOLDERS OF
      TELEPHONE & DATA SYSTEMS INC. COMMON STOCK

                         STOP!

     During the next several days, you will receive
proxy materials from the management of Telephone  and
Data Systems, Inc. ("TDS") concerning the  company's
April 27, 1998 special meeting of stockholders.   At
this meeting you will be asked to consider and vote upon a proposal to authorize the reincorporation of TDS from Iowa to Delaware, the recapitalization of TDS and several related proposals. As a stockholder in a company with a class of super-voting stock controlled by management, we generally are concerned about any reduction of minority stockholder rights. We believe that management's original proposal adversely affected many key minority stockholder rights. Accordingly, prior to management mailing, we engaged in discussions with TDS representatives regarding a number of stockholder rights concerns we identified in management's proposal. As a result of these discussions, some changes were made to preserve certain existing rights. However, it appears that management's proxy materials still propose to eliminate class voting on mergers and certain other rights of common stockholders.
We intend to carefully examine management's proxy materials and determine whether further action is appropriate to preserve these rights. We urge you to refrain from signing or returning any proxy voting cards until after you have received additional information from us concerning these proposals.

                         LOOK!

     Please look for our stockholder information letter which you will receive shortly after you receive your proxy materials from TDS. Our letter will address the reincorporation and recapitalization proposals from the standpoint of the holders of TDS common stock and will discuss the loss of class voting and certain other rights important to common stockholders.

                        LISTEN!

     Please give careful consideration to our message concerning the ramifications for holders of TDS common stock and the anticipated consequences to the subsidiary companies, Aerial Communications Inc. and United States Cellular Corp., before signing, dating and returning your proxy voting card.